

Mail Stop 3628

January 27, 2009

<u>Via Facsimile and U.S. Mail</u>

Mark N. Lampert
Biotechnology Value Fund, L.P.
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611

> **Re: Avigen, Inc.**
> **Schedule TO-T filed by BVF Acquisition LLC**
> **Filed January 23, 2009**
> **File No. 005-48313**

Dear Mr. Lampert:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Offer to Purchase</u>

1. Please provide us with your analysis as to whether the offer constitutes the first step in a Rule 13e-3 transaction. In this regard, we note that the offeror beneficially owns 29.63% of the company's shares.

2. Please tell us what consideration was given to including Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments L.L.C., Investments 10, L.L.C., BVF Partners L.P., BVF Inc., and Mark Lampert as bidders in this tender offer. Refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your

analysis of whether other bidders should be included here. To the extent you determine not to include additional bidders based on the factors presented there, please provide your analysis in your response letter. To the extent that you do include additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the tender offer, depending on the materiality of any new information provided.

Summary Term Sheet, page i

3. Please disclose whether a subsequent offering period will be available. Refer to Item 1004(a)(1)(iv) of Regulation M-A and corresponding Item 4 of Schedule TO.

What are the significant conditions to the Offer, page ii

4. We note that the offer is conditioned upon the poison pill rights plan being redeemed and upon the election of the BVF nominees to the board. It is unclear how these conditions can be satisfied prior to the expiration date of the offer. Please confirm your understanding that all offer conditions must be satisfied or waived prior to the expiration of the offer, and explain to us why these two conditions, if true, are consistent with this position.

Conditions to the Offer, page 19

5. Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. In this regard, please revise the reference to actions that "threaten," or "otherwise directly or indirectly" relate to the offer. Please revise so that security holders can understand what events or non-events would "trigger" the listed conditions, allowing you to abandon the offer.

6. Explain to us the purpose of the language that your interpretation of the conditions of the offer will be final and binding, which appears throughout your document. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Fees and Expenses, page 21

7. Please describe any arrangement you may have with Colbent Corporation, the depositary. Refer to Item 1009(a) of Regulation M-A.

Exhibit (a)(5)(ii)

8. We note your reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please refrain from referring to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions